SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of October 2005

                          Alfa Laval Special Finance AB
                         (Commission File No. 333-13690)

                (Translation of Registrants' Names Into English)

                                Rudeboksvagen 1,
                                      Lund,
                                     Sweden

                    (Address of Principal Executive Offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                           Form 20-F X       Form 40-F
                                    ---

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

[Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.]


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

[Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.]


         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                 Yes       No X
                                    ---      ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

Enclosure: -Interim report July 1 - September 30, 2005 of Alfa Laval Special Finance AB.

                                   SIGNATURES



                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this Current Report to be signed on their behalf by the undersigned, thereunto duly authorized.

                                               Alfa Laval Special Finance AB


Date:  October 25, 2005                        By:  /s/ Thomas Thuresson
                                                    --------------------
                                                    Thomas Thuresson
                                                    Chief Financial Officer

                                                               [Alfa Laval logo]
Alfa Laval Special Finance AB
Interim report July 1 - September 30, 2005


"The order intake during the third quarter 2005 was very strong and increased with 25 percent, excluding exchange rate variations. Driving forces were high prices on energy, continued strong demand in the marine industry and expansion of the petrochemical industry in the Middle East. The demand was strongest in Asia and Latin America.

The margin development during the quarter shows that compensation for higher raw material prices is coming through."

                    Lars Renstrom, President and CEO, Alfa Laval Special Finance


Summary of the third quarter 2005:

     - Order intake increased to SEK 4,918 (3,866) million, meaning an increase by 25.0 percent excluding exchange rate variations.

     - Net sales increased to SEK 4,278 (3,838) million, meaning an increase by 10.2 percent excluding exchange rate variations.

     - Adjusted EBITA increased to SEK 480 (427) million, including adverse foreign exchange effects of SEK 31 million.

     -    Adjusted EBITA-margin was 11.2 (11.1) percent.

     - A realised gain of SEK 47.4 million on sale of land has been recognised as a comparison distortion income.

     -    Result after financial items increased to SEK 408 (345*) million.

     - Cash flow from operating activities increased to SEK 483 (432) million.

Summary of the first nine months 2005:

     - Order intake increased to SEK 13,496 (11,969) million, meaning an increase by 12.7 percent excluding exchange rate variations.

     - Net sales increased to SEK 11,647 (10,820) million, meaning an increase by 7.8 percent excluding exchange rate variations.

     - Adjusted EBITA increased to SEK 1,239 (1,232) million, including adverse foreign exchange effects of SEK 112 million.

     -    Adjusted EBITA-margin was 10.6 (11.4) percent.

     - In addition to the realised gain on sale of land in the third quarter a comparison distortion cost of SEK 125 million has been recognised relating to the closure of the manufacturing sites in Madrid and Toronto.

     -    Result after financial items was SEK 834 (910*) million.

     -    Result after tax was SEK 623 (620*) million.

     -    Earnings per share were SEK 72.15 (71.77*).

     -    Cash flow from operating activities was SEK 586 (1,104) million.

* Comparison for 2004 restated according to IFRS.

Alfa Laval Special Finance AB         Interim report July 1 - September 30, 2005
                                                                     Page 2 (15)


Outlook for the near future

"In most of the markets that Alfa Laval serves the demand is expected to remain on the same high level as year-to-date.

Alfa Laval also believes that the current high price level for some raw materials will remain, at least short term."

Earlier published outlook (July 21, 2005):
 "In most of the markets that Alfa Laval serves the demand is expected to be on the same high level as during 2004. Alfa Laval also believes that the current high price level for some raw materials will remain, at least short term."

The interim report has been issued on October 25, 2005 by the President and Chief Executive Officer Lars Renstrom by proxy.

The interim report has not been subject to review by the company's auditors.


-------------------------------- ----------- ----------- ----------- ----------- ----------- ----------- -----------
SEK millions, unless              July 1 -    July 1 -    Jan 1 -     Jan 1 -
otherwise stated                  Sept 30     Sept 30     Sept 30     Sept 30
                                    2005        2004        2005       2004 *      2004 *       2003        2002
-------------------------------- ----------- ----------- ----------- ----------- ----------- ----------- -----------
Order intake                          4,918       3,866      13,496      11,969      15,740      14,145      14,675
-------------------------------- ----------- ----------- ----------- ----------- ----------- ----------- -----------
Net sales                             4,278       3,838      11,647      10,820      14,986      13,909      14,595
-------------------------------- ----------- ----------- ----------- ----------- ----------- ----------- -----------
Adjusted EBITDA 1)                      543         486       1,425       1,422       1,961       1,925       2,091
-------------------------------- ----------- ----------- ----------- ----------- ----------- ----------- -----------
Adjusted EBITA 2)                       480         427       1,239       1,232       1,700       1,632       1,760
-------------------------------- ----------- ----------- ----------- ----------- ----------- ----------- -----------
Adjusted EBITA 2)- margin             11.2%       11.1%       10.6%       11.4%       11.3%       11.7%       12.1%
-------------------------------- ----------- ----------- ----------- ----------- ----------- ----------- -----------
Result after financial items            408         345         834         910       1,264         817         460
-------------------------------- ----------- ----------- ----------- ----------- ----------- ----------- -----------
Return on capital employed 3)                                 21.5%       24.0%       25.1%       22.2%       20.3%
-------------------------------- ----------- ----------- ----------- ----------- ----------- ----------- -----------
Return on equity capital 3)                                   17.7%       19.6%       18.8%       14.6%        4.7%
-------------------------------- ----------- ----------- ----------- ----------- ----------- ----------- -----------
Solidity                                                      34.5%       35.0%       35.4%       30.0%       28.6%
-------------------------------- ----------- ----------- ----------- ----------- ----------- ----------- -----------
Debt ratio, times                                              0.46        0.40        0.38        0.55        0.79
-------------------------------- ----------- ----------- ----------- ----------- ----------- ----------- -----------
Cash flow from operations               483         432         586       1,104       1,373       1,539       2,077
-------------------------------- ----------- ----------- ----------- ----------- ----------- ----------- -----------
Investments                              86         101         205         217         388         259         277
-------------------------------- ----------- ----------- ----------- ----------- ----------- ----------- -----------
No. of employees 4)                                           9,438       9,460       9,527       9,358       9,125
-------------------------------- ----------- ----------- ----------- ----------- ----------- ----------- -----------

*) According to IFRS, i.e. excluding goodwill amortisation and minority interest.
1) Adjusted EBITDA - "Earnings before interests, taxes, depreciation, amortisation of goodwill and step up values and comparison distortion items."
2) Adjusted EBITA - "Earnings before interests, taxes, amortisation of goodwill and step up values and comparison distortion items.
3)   Calculated on a 12 months' revolving basis.
4)   Number of employees at the end of the period.


Lund, October 25, 2005,


Lars Renstrom
President and Chief Executive Officer
Alfa Laval Special Finance AB

---------------------------------- --------------------------------- --------------------------------------------------
Alfa Laval Special Finance AB      Visiting address:                 For more information, please contact:
PO Box 73                          Rudeboksvagen 1                   Mikael Sjoblom, Investor Relations Manager
SE-221 00 Lund                     Phone: + 46 46 36 65 00           Phone: +46 46 36 74 82,
Sweden                             Website: www.alfalaval.com        Mobile: +46 709 78 74 82,
Corporate registration                                               E-mail: mikael.sjoblom@alfalaval.com
number: 556587-8062

Alfa Laval Special Finance AB         Interim report July 1 - September 30, 2005
                                                                     Page 3 (15)


Management's discussion and analysis

Orders received

Orders received amounted to SEK 4,918.5 (3,866.1) million for the third quarter. Excluding exchange rate variations, the order intake for the Group was 25.0 percent higher than the third quarter last year.

Orders received amounted to SEK 13,496.4 (11,969.4) million for the first nine months. Excluding exchange rate variations, the order intake for the Group was
12.7 percent higher than the same period last year.

Orders received from the after market "Parts & Service" has continued to develop positively and increased by 7.4 percent for the first nine months compared to the corresponding period last year excluding exchange rate variations. Its relative share of the Group's total orders received was 23.0 (24.2) percent.

Order backlog

The order backlog at September 30, 2005 was 7,110.9 (5,214.6) million. Excluding exchange rate variations, the order backlog was 35.3 percent higher than the order backlog at September 30, 2004 and 46.7 percent higher than the order backlog at the end of 2004.

Net sales

Net sales amounted to SEK 4,277.4 (3,837.5) million for the third quarter. Excluding exchange rate variations, the invoicing was 10.2 percent higher than the third quarter last year.

Net sales of the Alfa Laval Special Finance Group amounted to SEK 11,646.6 (10,819.7) million for the first nine months. Excluding exchange rate variations, the invoicing was 7.8 percent higher than the period January to September last year.

Income statement analysis

                                       July 1 -       July 1-        Jan 1 -        Jan 1 -        Jan 1 -
                                       Sept 30        Sept 30        Sept 30        Sept 30         Dec 31
SEK millions                             2005         2004 *          2005          2004 *          2004 *
---------------------------------------------------------------------------------------------------------------
Net sales                                 4,277.4        3,837.5       11,646.6       10,819.7        14,985.8
---------------------------------------------------------------------------------------------------------------
Adjusted gross profit                     1,508.9        1,348.7        4,204.0        3,949.8         5,342.2
- in % of net sales                          35.3           35.1           36.1           36.5            35.6
Expenses **                                -966.3         -863.1       -2,779.5       -2,527.4        -3,380.9
- in % of net sales                          22.6           22.5           23.9           23.4            22.6
                                     --------------------------------------------------------------------------
Adjusted EBITDA                             542.6          485.6        1,424.5        1,422.4         1,961.3
- in % of net sales                          12.7           12.6           12.2           13.1            13.1
Depreciation                                -62.7          -58.8         -185.6         -190.9          -260.9
                                     --------------------------------------------------------------------------
Adjusted EBITA                              479.9          426.8        1,238.9        1,231.5         1,700.4
- in % of net sales                          11.2           11.1           10.6           11.4            11.3
Amortisation of step up values              -74.6          -72.8         -220.0         -222.0          -293.4
Comparison distortion items                  47.4           47.5          -77.6           34.0            36.7
                                     --------------------------------------------------------------------------
EBIT                                        452.7          401.5          941.3        1,043.5         1,443.7
---------------------------------------------------------------------------------------------------------------
* According to IFRS, i.e. excluding goodwill amortisation.  ** Excluding comparison distortion items

Alfa Laval Special Finance AB         Interim report July 1 - September 30, 2005
                                                                     Page 4 (15)


The first nine months generated a gross profit of SEK 3,984.0 (3,727.8) million. Excluding the amortisation of SEK 220.0 (222.0) million on step up values, the adjusted gross profit was SEK 4,204.0 (3,949.8) million. This corresponds to
36.1 (36.5) percent of net sales.

Sales and administration expenses amounted to SEK 2,449.8 (2,326.0) million. Excluding exchange rate variations and the acquisition of Packinox, sales and administration expenses were 2.6 percent higher than the corresponding period last year.

The costs for research and development has amounted to SEK 327.2 (288.0) million, corresponding to 2.8 (2.7) percent of net sales.

Adjusted EBITDA amounted to SEK 1,424.5 (1,422.4) million for the first nine months. The adjusted EBITA amounted to SEK 1,238.9 (1,231.5) million. The adjusted EBITA margin was 10.6 (11.4) percent. Other operating costs were burdened with costs for an M&A activity by SEK 15.0 million and regular commissions to contractors and engineering houses in relation to Packinox by SEK
32.3 million.

The result has been affected by comparison distortion items of SEK -77.6 (34.0) million. In the income statement these are reported gross as a part of other operating income and other operating costs, see summary on page 13. In August 2005 approximately 45 percent of the land in Cwmbran in Wales was divested for SEK 58.0 million with a realised gain of SEK 47.4 million. During the first nine months 2005, costs for the closure of the separator factory in Madrid and the bioKinetics plant in Toronto of SEK -125.0 million have been charged to the income statement. During September 2004 the property in Kenosha, USA, was divested for SEK 45.3 million with a realised loss of SEK -1.9 million. On July 7, 2004, the property in Madrid, Spain, was divested for SEK 265,1 million with a realised gain of SEK 49,4 million. The divestment of the Tri-Lad operations in Canada generated a loss of SEK -15.0 million and the sale of a minor property in Brazil resulted in a realised gain of SEK 1.5 million.

Divisional reporting

Equipment division

The Equipment division consists of six customer segments: Comfort & Refrigeration, Fluids & Utility Equipment, Marine & Diesel, OEM (Original Equipment Manufacturers), Sanitary Equipment and the aftermarket segment Parts & Service.

                           July 1 -      July 1-      Jan 1 -      Jan 1-       Jan 1-
                            Sept 30      Sept 30      Sept 30      Sept 30      Dec 31
SEK millions                 2005        2004 *         2005       2004 *       2004 *
----------------------------------------------------------------------------------------
Orders received             2,668.4      2,137.0      7,384.9      6,665.8      8,862.3
Order backlog **                                      3,205.6      2,092.1      2,097.3
Net sales                   2,168.2      2,105.0      6,280.0      6,086.2      8,250.4
Operating income              320.9        281.4        830.7        846.5      1,100.4
----------------------------------------------------------------------------------------
*  According to IFRS, i.e. excluding goodwill amortisation. ** At the end of the period.

Alfa Laval Special Finance AB         Interim report July 1 - September 30, 2005
                                                                     Page 5 (15)


Orders received and net sales (all comments are after adjustment for exchange rate fluctuations)

Orders received increased by 10.6 percent and net sales increased by 3.2 percent during the first nine months 2005 compared to the corresponding period last year.

All segments in the Equipment division have developed positively, with the exception of Comfort & Refrigeration and Sanitary Equipment. The most significant growth is found within the Marine & Diesel segment.

Operating income (excluding comparison distortion items)

The decrease in operating income during the first nine months 2005 compared to the corresponding period 2004 is explained by higher R&D costs and adverse foreign exchange effects, largely offset by a higher gross profit from the increased sales.

Process Technology division

The Process Technology division consists of five customer segments: Energy & Environment, Food Technology, Life Science, Process Industry and the aftermarket segment Parts & Service.

                           July 1 -      July 1-      Jan 1 -      Jan 1-       Jan 1-
                            Sept 30      Sept 30      Sept 30      Sept 30      Dec 31
SEK millions                 2005        2004 *         2005       2004 *       2004 *
---------------------------------------------------------------------------------------
Orders received             2,234.3      1,728.3      6,084.4      5,257.6      6,818.0
Order backlog **                                      3,868.6      3,087.7      2,640.6
Net sales                   2,107.4      1,710.9      5,348.7      4,702.3      6,683.3
Operating income              214.2        197.4        483.6        420.8        634.3
---------------------------------------------------------------------------------------
* According to IFRS, i.e. excluding goodwill amortisation.  **  At the end of the period.

Orders received and net sales (all comments are after adjustment for exchange rate fluctuations)

Orders received increased by 15.9 percent and net sales increased by 14.0 percent during the first nine months 2005 compared to the corresponding period last year. Excluding the acquisition of Packinox, the corresponding figures are
12.2 percent and 5.2 percent.

All segments in the Process Technology division, except Food Technology, have reported an increase in orders received compared to the first nine months 2004. The growth has been largest within the Energy & Environment segment.

Operating income (excluding comparison distortion items)

The increase in operating income during the first nine months 2005 compared to the corresponding period 2004 is due to higher gross profit as a result of the increased sales.

Alfa Laval Special Finance AB         Interim report July 1 - September 30, 2005
                                                                     Page 6 (15)


Operations division and Other

Operations are responsible for procurement, production and logistics. Other is referring to corporate overhead and non-core businesses.

                           July 1 -      July 1-      Jan 1 -       Jan 1-       Jan 1-
                            Sept 30      Sept 30      Sept 30       Sept 30      Dec 31
SEK millions                 2005         2004          2005         2004         2004
---------------------------------------------------------------------------------------
Orders received                15.8          0.8         27.1         46.0         59.7
Order backlog *                                          36.7         34.8         25.5
Net sales                       1.8         21.6         17.9         31.2         52.1
Operating income             -129.8       -124.8       -295.4       -257.8       -327.7
---------------------------------------------------------------------------------------
* At the end of the period.

Reporting by geographical markets

The Group's secondary segments are geographical markets. All comments are after considering exchange rate variations.

Orders received

During the first nine months 2005 orders received increased most in Latin America and Asia followed by North America, Western Europe and Central and Eastern Europe, while the Nordic countries reported decreased orders received compared to the corresponding period last year.

Order received
---------------------------------------------------------------------------------------
Consolidated               July 1 -      July 1 -     Jan 1 -      Jan 1 -      Jan 1 -
                            Sept 30      Sept 30      Sept 30      Sept 30       Dec 31
SEK millions                 2005          2004         2005         2004         2004
---------------------------------------------------------------------------------------
Customers in
  Sweden                      188.8        189.1        628.5        659.7        884.0
  Other EU                  1,617.0      1,321.0      4,610.5      4,422.2      5,804.4
  Other Europe                377.1        302.6      1,100.9        941.1      1,280.7
  USA                         605.3        496.4      1,760.0      1,623.1      2,136.5
  Other North America         131.0         95.3        359.2        275.5        334.1
  Latin America               247.8        173.3        616.4        444.8        689.8
  Africa                       83.0         38.7        186.1        113.0        167.9
  Asia                      1,601.2      1,178.5      4,011.4      3,271.9      4,164.5
  Oceania                      67.3         71.2        223.4        218.1        278.1
                        ----------------------------------------------------------------
Total                       4,918.5      3,866.1     13,496.4     11,969.4     15,740.0
---------------------------------------------------------------------------------------

Alfa Laval Special Finance AB         Interim report July 1 - September 30, 2005
                                                                     Page 7 (15)


Net sales

During the first nine months 2005 net sales increased most in Latin America and Asia followed by North America and Central and Eastern Europe, while Western Europe reported unchanged net invoicing compared to the corresponding period last year.

Net sales
---------------------------------------------------------------------------------------
Consolidated               July 1 -      July 1 -     Jan 1 -      Jan 1 -      Jan 1 -
                            Sept 30      Sept 30      Sept 30      Sept 30       Dec 31
SEK millions                 2005          2004         2005         2004         2004
---------------------------------------------------------------------------------------
Customers in
  Sweden                      198.7        183.8        592.7        615.4        887.6
  Other EU                  1,401.2      1,453.3      4,066.7      4,113.2      5,706.5
  Other Europe                368.3        296.3      1,008.8        871.2      1,196.5
  USA                         642.0        553.5      1,743.0      1,651.5      2,197.4
  Other North America         121.2         86.3        286.4        219.8        296.2
  Latin America               210.2        139.4        591.0        393.5        583.9
  Africa                       70.8         43.2        134.3        117.6        177.3
  Asia                      1,192.1      1,012.2      3,043.4      2,614.6      3,619.9
  Oceania                      72.9         69.5        180.3        222.9        320.5
                        ----------------------------------------------------------------
Total                       4,277.4      3,837.5     11,646.6     10,819.7     14,985.8
----------------------------------------------------------------------------------------

Consolidated financial result and net income

The financial net has amounted to SEK -167.3 (-136.4) million, excluding realised and unrealised exchange rate losses and gains. The main elements of costs were interest on debt to the banking syndicate of SEK -39.5 (-31.3) million, interest on the bond loan of SEK -98.6 (-96.7) million and a net of dividends and other interest income and interest costs of SEK -29.2 (-8.4) million.

The net of realised and unrealised exchange rate differences amounts to SEK 59.7 (3.2) million in the first nine months.

The result after financial items was SEK 833.8 (910.3) million. The figure for 2004 is excluding goodwill amortisation.

Income taxes were SEK -210.9 (-290.3 ) million.

The parent company's result after financial items was SEK 516.0 (514.3) million, out of which net interests were SEK 16.3 (14.4) million, dividends SEK 500.0 (500.0) million and other administration costs the remaining SEK -0.3 (-0.1) million.

Asbestos-related lawsuits in the United States

Alfa Laval's subsidiary in the United States, Alfa Laval Inc., was as of September 30, 2005, named as co-defendant in a total of 153 asbestos-related lawsuits with a total of approximately 2,900 plaintiffs.

Alfa Laval strongly believes the claims against the company are without merit and intends to vigorously contest each lawsuit.

During the third quarter 2005, Alfa Laval Inc. was named as co-defendant in an additional 30 lawsuits with a total of 53 plaintiffs. During the third quarter 2005, lawsuits involving approximately 4,100 plaintiffs have been resolved.

Alfa Laval Special Finance AB         Interim report July 1 - September 30, 2005
                                                                     Page 8 (15)


Based on current information and Alfa Laval's understanding of these lawsuits, Alfa Laval continues to believe that these lawsuits will not have a material adverse effect on the company's financial condition or results of operation.

Cash flow

Cash flow from operating and investing activities was SEK 13.4 (1,286.4) million during the first nine months. Out of this, acquisitions of businesses were SEK -425.3 (51.7) million whereas divestments generated cash of SEK 58.0 (346.9) million.

Working capital increased by SEK 383.5 (132.0) million during the first nine months.

Investments in property, plant and equipment amounted to SEK 204.9 (216.5) million during the first nine months. Out of the figure for last year, acquired product concessions were SEK 36.6 million. Depreciations, excluding allocated step up values, amounted to SEK 185.6 (190.9) million during the period.

Cash and bank

The Group's cash and bank amounted to SEK 511.3 (531.8) million. The item cash and bank in the balance sheet and in the cash flow statement is mainly relating to bank deposits.

Borrowings and net debt

Debt table
----------------------------------------------------------------------------------------------------
Consolidated                              September 30    September 30   December 31    December 31
SEK in millions                               2005            2004          2004            2003
----------------------------------------------------------------------------------------------------
Credit institutions                            2,244.8         1,719.9       1,502.1        2,530.7
Senior notes                                   1,083.8         1,052.8       1,044.4        1,064.8
Capitalised financial leases                       7.1             8.6           4.2           13.6
Interest-bearing pension liabilities               4.8             5.2           4.8            5.2
                                       -------------------------------------------------------------
Total debt                                     3,340.5         2,786.5       2,555.5        3,614.3
Cash, bank and current deposits                 -713.1          -740.0        -672.0       -1,213.2
                                       -------------------------------------------------------------
Net debt                                       2,627.4         2,046.5       1,883.5        2,401.1
----------------------------------------------------------------------------------------------------

Cash, bank and current deposits include bank and other deposits in the publicly listed subsidiary Alfa Laval (India) Ltd of about SEK 66.6 (161.7) million. The company is not a wholly owned subsidiary of the Alfa Laval Special Finance Group. It is owned to 64.1 percent.

On April 12, 2005 Alfa Laval Special Finance has signed a new senior credit facility with a banking syndicate of EUR 250 million and USD 325 million, corresponding to SEK 4,035.5 million. The credit facility replaced the previous syndicated loan and will in addition be used for the planned redemption of the Group's senior notes. The new facility provides increased flexibility, extended maturity and reduced costs. At September 30, 2005, SEK 1,883.2 million of the facility were utilised.

During the first nine months Alfa Laval Special Finance has re-purchased bonds at the prevailing market rate for a face value of SEK - (11.4) million. The difference between the higher market value and the face value was SEK - (1.8) million, which has been reported as an interest cost. The bond loan accrues interest at 12.125 percent, which is considerably more than the Group's current cost for other external financing.

Alfa Laval Special Finance AB         Interim report July 1 - September 30, 2005
                                                                     Page 9 (15)


Alfa Laval Special Finance intends to redeem the outstanding senior notes on November 15, 2005. This will incur an additional interest cost during the fourth quarter 2005 of approximately SEK 63.3 million for the premium and SEK 20.6 million for the outstanding capitalised transaction costs, totalling SEK 83.9 million.

Ownership and legal structure

Alfa Laval Special Finance AB is the parent company of the Alfa Laval Special Finance Group.

Alfa Laval Special Finance AB's parent company Alfa Laval AB (publ) is since May 17, 2002 listed on the Stockholm Stock Exchange. Alfa Laval AB (publ) had 10,639 (10,360) shareholders on September 30, 2005. The largest owner is Tetra Laval B.V., the Netherlands who owns 17.7 (17.7) percent. Next to the largest owner there are nine institutional investors with ownership in the range of 7.0 to 2.3 percent. These ten largest owners own 50.5 (57.1) percent of the shares.

Acquisitions and disposals

In a press release on September 23, 2005, Alfa Laval announced that the company had signed an agreement to acquire Tranter PHE from the U.S. company, Dover Corporation. The company had a turnover in 2004 of about SEK 800 million (USD 110 million) and has approximately 450 employees globally in R&D, manufacturing and sales. Alfa Laval has agreed to pay approximately SEK 1.1 billion (USD 150 million) in cash. The closing of the transaction is subject to clearance from regulatory authorities.

In August 2005 approximately 45 percent of the land in Cwmbran in Wales was divested for SEK 58.0 million with a realised gain of SEK 47.4 million.

On February 15, 2005 Alfa Laval acquired Packinox S.A. in France. Packinox is a world leader in large welded plate heat exchangers for oil & gas and refinery applications, with expected sales of about SEK 450 million in 2005 and approximately 145 employees within R&D, manufacturing and sales.

Accounting principles

The third quarter interim report 2005 is in accordance with RR 31
"Delarsrapportering for koncerner", which requires that IAS 34 "Interim Financial Reporting" and "Arsredovisningslagen" must be applied. The accounting principles have now been changed so that the accounting is according to IFRS (International Financial Reporting Standards) and that financial instruments are reported according to IAS 39.

Since all IAS rules except IAS 39 have already been implemented at December 31, 2004, the transfer to IFRS has only affected the following areas. As of January 1, 2005 the goodwill is not amortised any longer but instead tested for impairment. Minority interests have earlier been reported under a separate heading next to equity, but is now reported as a separate item within equity. Provisions are split in short term and long term. IAS 39 means that financial derivatives, bonds and non-listed external shares are adjusted to fair value. The effect of the fair market valuation is reported over equity for the derivatives where hedge accounting is made (according to the cash flow hedging method) and over the income statement only when the underlying transaction has been realised. Hedge accounting requires the derivative to be effective within an 80 - 125 percent range. For the part of an effective derivative that exceeds 100 percent effectiveness the fair market adjustment is reported directly in the income statement.

Alfa Laval Special Finance AB         Interim report July 1 - September 30, 2005
                                                                    Page 10 (15)


For the derivatives where hedge accounting is not made the fair market valuation is reported directly into the income statement. The fair value adjustment of derivatives is reported separately from the underlying instrument as a separate item called derivative assets/derivative liabilities in the balance sheet. The market valuation of bonds and non-listed external shares has effect on the concerned balance sheet items.

The comparison figures for 2004 have been recalculated according to IFRS.

If IFRS had been implemented already in 2004 it would have had the following effects on the consolidated income statement and equity for the comparison period January 1 - September 30, 2004.

IMPACT ON INCOME IF IFRS HAD BEEN IMPLEMENTED IN 2004
----------------------------------------------------------------------------------------------
Consolidated                                              Adjusted   Operating
SEK in millions                                            EBITA       income      Net income
----------------------------------------------------------------------------------------------
Income statement Jan 1 - Sept 30, 2004                     1,231.5        900.0         444.4
Adjustments for:
Depreciation of goodwill                                         -        143.5         143.5
Minority share in subsidiaries' income                           -            -          32.1
                                                      ----------------------------------------
Adjusted income Jan 1 - Sept 30, 2004                      1,231.5      1,043.5         620.0
----------------------------------------------------------------------------------------------

Adjusted earnings per share (SEK) *                                                     71.77

* After deduction for the minority share in net income.

IMPACT ON EQUITY IF IFRS HAD BEEN IMPLEMENTED IN 2004
----------------------------------------------------------------------------------------------
Consolidated
SEK in millions                                                                    Equity
----------------------------------------------------------------------------------------------
Equity at Sept 30, 2004                                                              4,841.2
Adjustments for:
Depreciation of goodwill                                                               143.5
Minority interests                                                                     130.6
Translation difference                                                                  -1.9
                                                                               --------------
Equity at Sept 30, 2004 according to IFRS                                            5,113.4
----------------------------------------------------------------------------------------------

Since new IFRS standards can be issued during 2005 the opening balance per January 1, 2004 is preliminary. It should also be noted that this report for the third quarter 2005 has not been audited.

Alfa Laval Special Finance AB         Interim report July 1 - September 30, 2005
                                                                    Page 11 (15)


CONSOLIDATED CASH-FLOW STATEMENTS

                                                              Jan 1 -        Jan 1 -       Jan 1 -
                                                              Sept 30        Sept 30        Dec 31
Amounts in SEK millions                                        2005          2004 *         2004 *
---------------------------------------------------------------------------------------------------
Cash flow from operating activities
Operating income                                                941.3        1,043.5       1,443.7
Adjustment for depreciation                                     405.6          412.9         554.3
Adjustment for other non-cash items                             -56.9          -17.0          15.5
                                                            ---------------------------------------
                                                              1,290.0        1,439.4       2,013.5

Taxes paid                                                     -320.9         -203.1        -335.6
                                                            ---------------------------------------
                                                                969.1        1,236.3       1,677.9

Changes in working capital:
      (Increase)/decrease of current receivables               -234.5         -189.3        -388.0
      (Increase)/decrease of inventories                       -536.6         -543.7        -297.0
      Increase/(decrease) of liabilities                        260.9          480.2         292.6
      Increase/(decrease) of provisions **                      126.7          120.8          87.3
                                                            ---------------------------------------
                                                               -383.5         -132.0        -305.1

                                                            ---------------------------------------
Cash flow from operating activities                             585.6        1,104.3       1,372.8
                                                            =======================================

Cash flow from investing activities
Investments in fixed assets                                    -204.9         -216.5        -387.5
Divestment of fixed assets                                       58.0          336.9         361.5
Additional purchase price                                           -           -9.5          -9.4
Acquisition of businesses                                      -425.3              -             -
Reduction of purchase price                                         -           61.2          61.2
Divestment of businesses                                            -           10.0          10.0
                                                            ---------------------------------------
Cash flow from investing activities                            -572.2          182.1          35.8
                                                            =======================================

Cash flow from financing activities
Financial net, paid                                            -173.8         -123.1        -204.2
Paid group contribution                                        -340.3         -613.4        -613.4
Dividend to minority owner in subsidiary                        -26.3              -             -
(Increase)/decrease of other financial assets                    25.3          506.0         472.4
Capitalised financing costs, acquisition loans                   -4.4           -6.9          -7.3
Increase/(decrease) of liabilities to credit institutions       523.9       -1,081.0      -1,170.2
                                                            ---------------------------------------
Cash flow from financing activities                               4.4       -1,318.4      -1,522.7
                                                            =======================================

Net increase (decrease) in cash and bank                         17.8          -32.0        -114.1

Cash and bank at the beginning of the year                      414.8          554.6         554.6
Translation difference in cash and bank                          78.7            9.2         -25.7

Cash and bank at the end of the period                          511.3          531.8         414.8
                                                            ---------------------------------------

Free cash flow per share (SEK) ***                               1.64         157.05        171.97

Average number of shares                                    8,191,000      8,191,000     8,191,000


*   According to IFRS, i.e. excluding goodwill amortisation.
** "Changes in provisions" has been moved from investing activities to changes in working capital.
*** Free cash flow is the sum of cash flows from operating and investing activities.

Alfa Laval Special Finance AB         Interim report July 1 - September 30, 2005
                                                                    Page 12 (15)


CONSOLIDATED INCOME STATEMENT

                                         July 1 -     July 1-      Jan 1 -      Jan 1 -     Jan 1 -
                                         Sept 30      Sept 30      Sept 30      Sept 30      Dec 31
Amounts in SEK millions                    2005       2004 *        2005        2004 *       2004 *
-----------------------------------------------------------------------------------------------------
Net sales                                4,277.4      3,837.5     11,646.6     10,819.7     14,985.8
Cost of goods sold                      -2,843.1     -2,561.6     -7,662.6     -7,091.9     -9,937.0
                                     ----------------------------------------------------------------
Gross profit                             1,434.3      1,275.9      3,984.0      3,727.8      5,048.8
-----------------------------------------------------------------------------------------------------
Sales costs                               -558.0       -534.1     -1,709.7     -1,647.1     -2,132.4
Administration costs                      -261.3       -253.7       -740.1       -678.9       -925.0
Research and development costs            -110.0        -89.9       -327.2       -288.0       -403.9
Other operating income **                  105.6         84.8        189.9        212.2        325.2
Other operating costs **                  -157.9        -81.5       -455.6       -282.5       -469.0
                                     ----------------------------------------------------------------
Operating income                           452.7        401.5        941.3      1,043.5      1,443.7
-----------------------------------------------------------------------------------------------------
Dividends                                    0.6          0.9          2.2          2.3          3.1
Interest income                             28.3          7.0        165.2        101.7        166.4
Interest expense                           -73.8        -64.2       -274.9       -237.2       -349.1
                                     ----------------------------------------------------------------
Result after financial items               407.8        345.2        833.8        910.3      1,264.1
-----------------------------------------------------------------------------------------------------
Taxes                                     -108.7       -106.5       -210.9       -290.3       -326.8
                                     ----------------------------------------------------------------
Net income for the year                    299.1        238.7        622.9        620.0        937.3
-----------------------------------------------------------------------------------------------------

Earnings per share (SEK)                   34.98        27.95        72.15        71.77       108.89

Average number of shares               8,191,000    8,191,000    8,191,000    8,191,000    8,191,000

* According to IFRS, i.e. excluding goodwill amortisation and minority interest.
** The line has been affected by comparison distortion items, see separate specification below.





Comparison distortion items

                                         July 1 -     July 1-      Jan 1 -      Jan 1 -     Jan 1 -
                                         Sept 30      Sept 30      Sept 30      Sept 30      Dec 31
Amounts in SEK millions                    2005        2004         2005         2004         2004
-----------------------------------------------------------------------------------------------------
Operational
Other operating income                      58.2         35.4        142.5        161.3        271.3
Comparison distortion income                47.4         49.4         47.4         50.9         53.9
                                    -----------------------------------------------------------------
Total other operating income               105.6         84.8        189.9        212.2        325.2

Other operating costs                     -157.9        -79.6       -330.6       -265.6       -451.8
Comparison distortion costs                    -         -1.9       -125.0        -16.9        -17.2
                                    -----------------------------------------------------------------
Total other operating costs               -157.9        -81.5       -455.6       -282.5       -469.0
-----------------------------------------------------------------------------------------------------

Alfa Laval Special Finance AB         Interim report July 1 - September 30, 2005
                                                                    Page 13 (15)


In order to illustrate the quarterly development, the income statement analysis is shown also for the last ten quarters:

Income statement analysis *

                                          2005                           2004                           2003
SEK millions                      Q3       Q2       Q1       Q4       Q3       Q2       Q1       Q4       Q3       Q2
---------------------------------------------------------- ----------------------------------- --------------------------

Net sales                       4,277.4  4,101.6  3,267.6  4,166.1  3,837.5  3,798.3  3,183.9  4,086.3  3,426.3  3,402.0

Adjusted gross profit           1,508.9  1,487.3  1,207.8  1,392.4  1,348.7  1,357.9  1,243.2  1,385.0  1,318.9  1,334.5
- in % of net sales                35.3     36.3     37.0     33.4     35.1     35.8     39.0     33.9     38.5     39.2

Expenses **                      -966.3   -999.0   -814.2   -853.5   -863.1   -875.3   -789.0   -843.5   -817.4   -848.3
- in % of net sales                22.6     24.4     24.9     20.5     22.5     23.0     24.8     20.6     23.9     24.9

Adjusted EBITDA                   542.6    488.3    393.6    538.9    485.6    482.6    454.2    541.5    501.5    486.2
- in % of net sales                12.7     11.9     12.0     12.9     12.7     12.7     14.3     13.3     14.6     14.3

Depreciation                      -62.7    -61.0    -61.9    -70.0    -58.8    -63.6    -68.5    -75.5    -70.7    -72.2

Adjusted EBITA                    479.9    427.3    331.7    468.9    426.8    419.0    385.7    466.0    430.8    414.0
- in % of net sales                11.2     10.4     10.2     11.3     11.1     11.0     12.1     11.4     12.6     12.2

Amortisation of step up values    -74.6    -73.6    -71.8    -71.4    -72.8    -74.5    -74.7    -74.4    -75.7    -75.6

Comparison distortion items        47.4        -   -125.0      2.7     47.5        -    -13.5      2.0        -        -
                                -------------------------- ----------------------------------- --------------------------

EBIT                              452.7    353.7    134.9    400.2    401.5    344.5    297.5    393.6    355.1    338.4
---------------------------------------------------------- ----------------------------------- --------------------------

*   According to IFRS, i.e. excluding goodwill amortisation.
**  Excluding comparison distortion items.

Alfa Laval Special Finance AB         Interim report July 1 - September 30, 2005
                                                                    Page 14 (15)


CONSOLIDATED BALANCE SHEET
                                               Sept 30     Sept 30      Dec 31
Amounts in SEK millions                          2005       2004 *      2004 *
--------------------------------------------------------------------------------

ASSETS

Non-current assets:
   Intangible assets                            4,516.6     4,076.0     3,901.5
   Property, plant and equipment                2,571.1     2,484.9     2,480.3
   Financial assets                               749.0       735.7       620.3
                                           -------------------------------------
                                                7,836.7     7,296.6     7,002.1
Current assets
   Inventories                                  3,318.2     2,777.7     2,452.5
   Accounts receivable                          3,200.9     2,811.6     2,613.3
   Other receivables                            1,433.5       973.3     1,342.2
   Derivative assets                               45.3           -           -
   Other current deposits                         201.8       208.2       257.2
   Cash and bank                                  511.3       531.8       414.8
                                           -------------------------------------
                                                8,711.0     7,302.6     7,080.0

TOTAL ASSETS                                   16,547.7    14,599.2    14,082.1
--------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY AND
LIABILITIES

Shareholders' equity                            5,714.4     5,113.4     4,978.2

Provisions for:
   Pensions and similar commitments               878.6       781.4       788.9
   Deferred taxes                                 691.0       766.2       737.8
   Other                                          391.6       320.7       316.1
                                           -------------------------------------
                                                1,961.2     1,868.3     1,842.8
Non-current liabilities:
   Liabilities to credit institutions           1,917.5     1,486.5     1,262.7
   Senior notes                                 1,083.8     1,052.8     1,044.4
                                           -------------------------------------
                                                3,001.3     2,539.3     2,307.1
Current liabilities:
   Liabilities to credit institutions             327.3       233.4       239.4
   Accounts payable                             1,348.4     1,267.8     1,349.6
   Advances from customers                      1,015.6       628.2       542.0
   Other liabilities                            2,212.3     2,307.3     2,190.9
   Other provisions                               783.7       641.5       632.1
   Derivative liabilities                         183.5           -           -
                                           -------------------------------------
                                                5,870.8     5,078.2     4,954.0

TOTAL SHAREHOLDERS' EQUITY & LIAB.             16,547.7    14,599.2    14,082.1
--------------------------------------------------------------------------------

* According to IFRS, i.e. excluding goodwill amortisation and including minority interest in equity capital.

Alfa Laval Special Finance AB         Interim report July 1 - September 30, 2005
                                                                    Page 15 (15)


CHANGES IN CONSOLIDATED EQUITY
Amounts in SEK millions
--------------------------------------------------------------------------------
                                              Jan 1 -      Jan 1 -      Jan 1 -
                                              Sept 30      Sept 30      Dec 31
                                               2005        2004 *       2004 *
--------------------------------------------------------------------------------
At the beginning of the period                5,084.9      4,506.7      4,506.7
Change in market value
of financial instruments                       -209.2            -            -
Group contribution                                  -            -       -340.3
Translation difference                          247.7         18.8        -80.1
Net income for the period                       622.9        620.0        937.3
Minority share in subsidiaries' income          -31.9        -32.1        -45.4
                                         ---------------------------------------
At the end of the period                      5,714.4      5,113.4      4,978.2
--------------------------------------------------------------------------------

Minority interest part of equity capital        119.7        130.6        119.2

* According to IFRS, i.e. excluding goodwill amortisation and including minority interest in equity capital.

The share capital of SEK 819,100,000 is divided into 8,191,000 shares at par value SEK 100.